UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                    Central European Media Enterprises Ltd.
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                                (Name of Issuer)

                Class A Common Stock, par value $0.08 per share
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                         (Title of Class of Securities)

                                   G20045103
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                                 (CUSIP Number)

                     Apax Partners Europe Managers Limited
                               15 Portland Place
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                    London, England W1B 1PT, United Kingdom
                                44 20 7872 6300

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                August 28, 2006
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            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

       Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1746 (3-06)

                               Page 1 of 12 Pages

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1.       Names of Reporting Persons
         Apax Partners Europe Managers Limited
         I.R.S. Identification Nos. of above persons (entities only).

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2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)..............................................................|_|
         (b)..............................................................|X|

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3.       SEC Use Only

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4.       Source of Funds (See Instructions).................................WC

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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e).................................................|_|

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6.       Citizenship or Place of Organization....................United States

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                           7.       Sole Voting Power........................0
Number of
Shares                     ----------------------------------------------------
Beneficially               8.       Shared Voting Power..............6,372,839
Owned by Each
Reporting                  ----------------------------------------------------
Person With                9.       Sole Dispositive Power...................0

                           ----------------------------------------------------
                          10.      Shared Dispositive Power..........6,372,839

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     6,372,839

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions).................................................|_|

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13.      Percent of Class Represented by Amount in Row (11)...............15.7%

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14.      Type of Reporting Person (See Instructions)........................CO

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                                       2

-------------------------------------------------------------------------------
1.       Names of Reporting Persons
         Apax Europe VI GP Co. Limited
         I.R.S. Identification Nos. of above persons (entities only).

-------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)................................................................|_|
         (b)................................................................|X|

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3.       SEC Use Only

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4.       Source of Funds (See Instructions).................................WC

-------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e).................................................|_|

-------------------------------------------------------------------------------
6.       Citizenship or Place of Organization.....................United States

-------------------------------------------------------------------------------
                           7.       Sole Voting Power.........................0
Number of
Shares                     ----------------------------------------------------
Beneficially               8.       Shared Voting Power...............6,372,839
Owned by Each
Reporting                  ----------------------------------------------------
Person With                9.       Sole Dispositive Power....................0

                           ----------------------------------------------------
                          10.       Shared Dispositive Power..........6,372,839

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      6,372,839

-------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions).................................................|_|

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13.      Percent of Class Represented by Amount in Row (11)...............15.7%

-------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)........................CO

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                                       3

Item 1.           Security and Issuer


         The securities to which this statement on Schedule 13D relates are the Class A Common Stock, par value $0.08 per share (the "Class A Shares") and the Class B Common Stock, par value $0.08 per share (the "Class B Shares" and, together with the Class A Shares, the "CME Shares"), of Central European Media Enterprises Ltd., a Bermuda limited corporation (the "Issuer"), with principal executive offices at Aldwych House, 81 Aldwych, London WC2B 4HN, United Kingdom.

Item 2.           Identity and Background


         This statement is being filed by Apax Partners Europe Managers Limited ("Apax Europe Managers") and Apax Europe VI GP Co. Limited ("Apax Europe VI GP" and, together with Apax Europe Managers, the "Reporting Persons").(1)

         Apax Europe Managers is a company organized under the laws of England the purpose of which is to serve as the discretionary investment manager of various private equity funds. Apax Europe VI GP is a Guernsey company the purpose of which is to act as the general partner of Apax Europe VI GP, L.P. Inc. (the "General Partner of the Europe VI Funds"). The General Partner of the Europe VI Funds is a Guernsey entity the purpose of which is to act as the general partner of certain private equity funds, including Apax Europe VI-A, L.P., an English limited partnership ("Apax Europe VI-A") and Apax Europe VI-1, L.P., an English limited partnership (together with Apax Europe VI-A, the "Europe VI Funds")). The principal business address of Apax Europe Managers is 15 Portland Place, London, England W1B 1PT, United Kingdom. The principal business address of each of Apax Europe VI GP, the General Partner of the Europe VI Funds and the Europe VI Funds is 13-15 Victoria Road, St. Peter Port, Guernsey, Channel Islands GYI 3ZD.

         Apax Europe Managers owns all of the issued share capital of APAX WW Nominees Ltd. ("Apax WW Nominees"), a corporation organized under the laws of England, and APAX WW No.2 Nominees Ltd. ("Apax WW No. 2 Nominees"), a corporation organized under the laws of England. Apax WW Nominees and Apax WW No. 2 Nominees are the registered owners of 100 percent of the issued share capital of Adele (Guernsey) GP Limited ("Adele GP") and Apax Europe VI-A and Apax Europe VI-1 are collectively the beneficial owner of 100 percent of Adele GP. Adele GP is a corporation organized under the laws of Guernsey for the purpose of acting as the general partner of Adele (Guernsey) L.P. ("Adele LP" and, together with Adele GP, Apax WW Nominees and Apax WW No. 2 Nominees, the "Registered Owners"). Adele LP is a limited partnership organized under the laws of Guernsey for the purpose of holding long term investments. The principal business address of Apax WW Nominees and Apax WW No. 2 Nominees is 15 Portland Place, London, England W1B 1PT, United Kingdom. The principal business

-----------------
(1) Neither the present filing nor anything contained herein will be construed for admission that any Reporting Person constitutes "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.

address of Adele GP and Adele LP is 13-15 Victoria Road, St. Peter Port, Guernsey, Channel Islands GYI 3ZD.

         The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Apax Europe Managers and Apax Europe VI GP are set forth in Schedule A and Schedule B, respectively, and are incorporated herein by reference.

         During the last five years, neither the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the Registered Owners, the Europe VI Funds or persons listed on Schedules A and B hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds

         On August 28, 2006, Adele LP entered into a Purchase Agreement (the "Purchase Agreement") with Ronald S. Lauder ("RSL"), Leonard Lauder ("LAL") and various other persons affiliated with RSL and LAL (collectively, the "Lauder Parties"). Upon the terms and subject to the conditions contained in the Purchase Agreement, the Lauder Parties have contributed to CME Holdco L.P., a newly-formed Cayman Islands limited partnership (the "Partnership"), a total of 6,312,839 shares of Class B Common Stock and 60,000 shares of Class A Common Stock in exchange for 100% of the partnership interests of the Partnership. Promptly following such contribution, Adele LP purchased limited partnership interests from the Lauder Parties aggregating approximately 49.72% of the total partnership interests of the Partnership (the "Adele LP Interest") for an aggregate purchase price of $190,113,960. As of the closing of the transaction on September 1, 2006 (the "Closing Date"), Adele LP owns, directly and indirectly, partnership interests aggregating 49.72% of the total partnership interests of the Partnership. The remaining interests in the Partnership are held by persons constituting "Permitted Transferees" under Section 3(5) of the bye-laws of the Issuer. A newly-formed Delaware limited liability company that is indirectly and wholly owned by RSL is the general partner (the "General Partner") of the Partnership. Under the terms of the Partnership's limited partnership agreement (the "LP Agreement"), the right to direct the vote of the CME Shares held by the Partnership is solely vested in the General Partner. Adele LP has certain consent rights with respect to the voting and disposition of the CME Shares held by the Partnership. The Purchase Agreement and LP Agreement are filed as an exhibit hereto and the foregoing description is qualified by reference to such exhibit.

         The funds used by Adele LP to purchase the Adele LP Interest were obtained by such entity from capital contributions by its partners.

Item 4.           Purpose of Transaction

         GENERAL

         The purpose of the transaction described in Item 3 was to acquire an equity interest in the Issuer.

         OTHER PLANS AND PROPOSALS

         The Reporting Persons entered into the transaction described in Item 3 for investment purposes. The Reporting Persons review on a continuing basis the investment in the Partnership and the Issuer. Based on such review and depending on the price and availability of the Issuer's securities, the Reporting Persons and their affiliates may acquire, or cause to be acquired, additional securities of the Issuer, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Issuer, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Issuer, the Issuer's affiliates, the Issuer's business, financial condition and operating results, general market and industry conditions or other factors. As part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons and their affiliates may consider any or all of the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bye-laws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. In addition, from time to time, the Filing Persons and their affiliates may hold discussions with the Issuer regarding the matters described in subparagraphs (a) through (j) above.

         In connection with the transaction, two nominees of the Adele LP will be elected to the board of directors of the Issuer.

         Except as described above or otherwise described in this Schedule 13D, the Reporting Persons do not have any present plans or intentions that relate to or would result in any of the matters described in subsections (a) - (j) of
Item 4 of Schedule 13D that are separate from the Issuer or have not been publicly disclosed by the Issuer in its filings with the Securities and Exchange Commission or in the Issuer's press releases other than contained herein.

Item 5.           Interest in Securities of the Issuer

(a) As of the Closing Date, the Reporting Persons may be deemed to beneficially own 6,312,839 Class B Shares and 60,000 Class A Shares, representing approximately 15.7% of the outstanding common stock of the Issuer, based on calculations made in accordance with rule 13d-3(d) of the Act, as amended. The percentage of beneficial ownership has been determined based on the 40,606,777 CME Shares outstanding as on July 31, 2006, as reported in the Issuer's Form 10-Q for the period ended July 31, 2006 plus an additional 100,000 Class B Shares known to the Reporting Person to have been issued by the Issuer.

         Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, the Registered Owners, Europe VI Funds or persons listed on Schedules A and B hereto beneficially owns any CME Shares other than as set forth herein. Each of the Reporting Persons disclaims beneficial ownership of the CME Shares, except to the extent of its pecuniary interest in such CME Shares.


         Each Class B Share is convertible into one Class A Share at any time at the option of the holder. Assuming conversion of all shares of Class B Shares that may be deemed to be beneficially owned by the Reporting Persons, the Reporting Person may be deemed to beneficially own 6,372,839 shares of Class A Shares, which would represent 15.7% of the number of shares of CME Shares outstanding.

(b) The Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to the 6,312,839 shares of Class B Shares and 60,000 shares of Class A Shares that are to be held by the Partnership pursuant to the transactions described in Item 3. The right to direct the vote of CME Shares held by the Partnership is solely vested in the General Partner. Adele LP will have certain consent rights with respect to the voting and disposition of the CME Shares held by the Partnership. Each Class A Share entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each Class B Share entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding Class B Shares, CME Shares that are owned by the Partnership constitute 64.9% of the aggregate voting power of the Issuer.

(c) Except as described above in Item 3, no transactions in the securities of the Issuer were effected by the Reporting Persons or, to their knowledge, any of the Registered Owners, Europe VI Funds or any other person listed on Schedule A and Schedule B hereto, during the past 60 days.

(d) Except for the parties to the Partnership Agreement that may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any CME Shares, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the Reporting Persons.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The information set forth in Item 3 to this Schedule 13D is incorporated herein by reference in its entirety.


Item 7.           Materials to be Filed as Exhibits

         The Exhibit Index is incorporated herein by reference.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 6, 2006


                                APAX PARTNERS EUROPE MANAGERS LIMITED


                                By: /s/ Peter Englander   /s/ Adrian Beecroft
                                    -------------------------------------------
                                Name:  Peter Englander        Adrian Beecroft
                                Title: Director               Director


                                APAX EUROPE VI GP CO. LIMITED


                                By: /s/ Denise Fallaize
                                    -------------------
                                Name:  Denise Fallaize
                                Title: Director

                                 EXHIBIT INDEX


Exhibit                Description                                        Page
-------                -----------                                        ----

99.1 Purchase Agreement, dated August 28, 2006, among Ronald S. Lauder, RSL Investments Corp., RSL Investment LLC, RAJ Family Partners, L.P, Leonard
              A. Lauder, LWG Family Partners, L.P., and Adele
              (Guernsey) L.P....................................

99.2 Letter Agreement, dated August 28, 2006, among Ronald S. Lauder, RSL Investments Corp., RSL Investment LLC, RAJ Family Partners, L.P, Leonard
              A. Lauder, LWG Family Partners, L.P., and Adele
              (Guernsey) L.P. ..................................

                                   SCHEDULE A

         The name, title and present principal occupation of each director of Apax Partners Europe Managers Limited ("Apax Europe Managers") are set forth below. There are no executive officers of Apax Europe Managers.

         The principal business address of each director of Apax Europe Managers is 15 Portland Place, London, England W1B 1PT, United Kingdom. Each director of Apax Europe Managers is a citizen of the United Kingdom.


       Name                       Title                   Principal Occupation
-----------------------------------------------------------------------------------------
Paul Adrian Barlow Beecroft      Director          Member of Apax Partners Worldwide LLP

Stephen Grabiner                 Director          Member of Apax Partners Worldwide LLP

Martin Charles Halusa            Director          Member of Apax Partners Worldwide LLP

Stephen Nathaniel Green          Director          Member of Apax Partners Worldwide LLP

Ian Martin Lloyd Jones           Director          Member of Apax Partners Worldwide LLP

Peter David Englander            Director          Member of Apax Partners Worldwide LLP

Paul Fitzsimons                  Director          Member of Apax Partners Worldwide LLP

Richard Charles Wilson           Director          Member of Apax Partners Worldwide LLP


                                   SCHEDULE B

         The name, title and present principal occupation of each director of Apax Europe VI GP Co. Limited (the "Apax Europe VI GP") are set forth below.

         The principal business address of each director of Apax Europe VI GP, is c/o International Private Equity Services, 13-15 Victoria Road, St Peter Port, Guernsey, Channel Islands GY1 3ZD.


       Name                     Title                            Principal Occupation
---------------------------------------------------------------------------------------------------------
Constance Adele           Chief Executive Officer     Director of International Private Equity Services
Elizabeth Helyar

Stephen Tilton            Compliance Officer          Compliance Officer of Apax Partners Ltd.

Andrew Barrett            Chief Operating Officer     Member of Apax Partners Worldwide LLP

Denise Jane Fallaize      Executive Director          Director of International Private Equity Services

Arthur Jeremy Arnold      Company Director            Director of International Private Equity Services
